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www.lw.com
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Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-6010	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Attention:                Jeff Kauten, Staff Attorney

Larry Spirgel, Office Chief

Laura Veator, Staff Accountant

Stephen Krikorian, Accountant Branch Chief

Re:	Alkami Technology, Inc.

Stock-Based Compensation

Registration Statement on Form S-1 (File No. 333-254108)

Ladies and Gentlemen:

On behalf of Alkami Technology, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on March 10, 2021.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation” (“MD&A”) and appears on pages 84 through 86 of the Registration Statement.

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1001

March 22, 2021

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS SINCE JANUARY 1, 2020

The Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this letter is a discussion of each valuation and option grant since January 1, 2020 (prior to January 1, 2020, the last stock option grant was made on October 16, 2019), along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed IPO Price.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since January 1, 2020, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Stock Option Grants	Exercise Price Per Share		Fair Value –Financial Reporting Purposes
February 20, 2020	[***]	$	[***]	$	[***]
March 13, 2020	[***]	$	[***]	$	[***]
May 14, 2020	[***]	$	[***]	$	[***]
July 23, 2020	[***]	$	[***]	$	[***]
October 5, 2020	[***]	$	[***]	$	[***]
October 22, 2020	[***]	$	[***]	$	[***]
February 5, 2021	[***]	$	[***]	$	[***]
February 10, 2021	[***]	$	[***]	$	[***]
February 25, 2021	[***]	$	[***]	$	[***]

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in MD&A, the Company has utilized a combination of (i) the option-pricing method (“OPM”) and (ii) the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

The Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from its third-party valuation expert. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third party valuation reports between December 31, 2019 and February 25, 2021 that were considered by the Board of Directors in making fair value determinations:

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1002

March 22, 2021

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share		Percentage Increase in Fair Value Per Share from Prior Valuation Report
December 31, 2019	$	[***]	[***]%
June 30, 2020	$	[***]	[***]%
September 23, 2020	$	[***]	[***]%
December 31, 2020	$	[***]	[***]%
February 25, 2021	$	[***]	[***]%

The following describes the Board of Directors’ fair value determinations in further detail, including significant intervening corporate events.

Fair Value Determination (December 31, 2019 through June 29, 2020)

The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2019, and, based on its consideration of this valuation and the objective and subjective factors described on pages 84 and 85 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 31, 2019 (the “December 2019 Valuation”).

The independent third-party valuation utilized the OPM to establish the fair value of the Company’s common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined exercise price. In the third-party valuation, the OPM used the Black-Scholes model to price the call option. The OPM analysis considered the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios and cash allocations—upon liquidation of the enterprise.

One of the critical inputs into the OPM is the total equity value for the enterprise. The Company used three methods to determine fair value of its aggregate equity as follows:

(i)	Discounted Cash Flow Method: the value of the business is estimated on the basis of forecasted cash flows, discounted to present value using an appropriate risk-adjusted discount rate.

(ii)

Guideline Public Company Method: the value of the business is estimated through the application of multiples observed for public companies engaged in businesses and/or industries that are considered comparable to the Company.

(iii)

Recent Transactions Method: the value of the business is estimated through the application of multiples observed for mergers and acquisitions (“M&A”) transactions involving target companies engaged in businesses and/or industries that are considered comparable to the Company.

Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $[***] million. Through employment of the OPM framework, the fair value of the common stock was estimated at $[***] per share, which included a discount for lack of marketability (“DLOM”) of [***]%.

In March 2020, the spread of COVID-19 to the United States and around the world created significant uncertainty for the Company’s business and its ability to raise external financing. At that time, the anticipated timing of the return of normal capital markets activity was uncertain. The Company launched efforts to raise capital with potential new investors during March 2020 and, due to the uncertain economic environment, abandoned such plans in May 2020. On May 4, 2020, the Company executed a 2020 Series E Preferred Stock Purchase Agreement allowing existing investors (including certain clients of the Company) to purchase shares of Series E preferred stock at a price of $8.50 per share, which represented no change from the Company’s initial closing of its Series E preferred stock financing in May 2019. The 2020 Series E Preferred Stock Purchase Agreement provided for future funding to occur on two mutually agreed closing dates in August 2020 and December 2020. The actual closing dates occurred in August 2020 and September 2020, as described below.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1003

March 22, 2021

The December 2019 Valuation valued the Series E preferred stock at $[***] per share, based on the Series E preferred stock purchase price of $8.50 per share. At the time of each of the February 20, 2020, March 13, 2020 and May 14, 2020 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants and granted stock options as of each of those dates with an exercise price of $[***] per share. In making this determination, the Board of Directors considered the December 2019 Valuation as well as the current market conditions and the Company’s attempt to raise capital as described above.

Fair Value Determination (June 30, 2020 through September 22, 2020)

The Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 84 and 85 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 30, 2020 (the “June 2020 Valuation”).

The independent third-party valuation utilized the OPM to establish the fair value of the Company’s common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined exercise price. In the third-party valuation, the OPM used the Black-Scholes model to price the call option. The OPM analysis considered the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations—upon liquidation of the enterprise.

At the time of the June 2020 Valuation, the third-party valuation specialist considered the possible application of a hybrid approach that discretely considered an IPO scenario. As of June 30, 2020, a hybrid approach was not deemed necessary. While the Company had considered potential exit outcomes including an IPO, the timing and probability of such an event was uncertain. Additionally, as of the June 30, 2020 valuation date, the Company had not:

•	Begun drafting a Registration Statement on Form S-1,

•	Selected investment bankers,

•	Conducted an organizational meeting, or

•	Completed the process of implementing public company processes and controls.

Additionally, as of June 30, 2020, the economic environment remained highly uncertain due to the ongoing COVID-19 pandemic, and the anticipated timing of the return of normal capital markets activity was uncertain. As a result of all these factors, the OPM was again employed to estimate the value of the Company’s common stock.

One of the critical inputs into the OPM is the total equity value for the enterprise. The Company used three methods to determine fair value of its aggregate equity as follows:

(i)	Discounted Cash Flow Method: the value of the business is estimated on the basis of forecasted cash flows, discounted to present value using an appropriate risk-adjusted discount rate.

(ii)

Guideline Public Company Method: the value of the business is estimated through the application of multiples observed for public companies engaged in businesses and/or industries that are considered comparable to the Company.

(iii)

Recent Transactions Method: the value of the business is estimated through the application of multiples observed for M&A transactions involving target companies engaged in businesses and/or industries that are considered comparable to the Company.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1004

March 22, 2021

Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $[***] million. Through employment of the OPM framework, the fair value of the common stock was estimated at $[***] per share, which included a DLOM of [***]%.

At the time of the July 23, 2020 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants, and stock options were granted as of the same date with an exercise price of $[***] per share.

Fair Value Determination (September 23, 2020 through December 30, 2020)

The Company obtained an independent third-party valuation of the Company’s common stock as of September 23, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 84 and 85 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 23, 2020 (the “September 2020 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated two potential future events:

(i) an IPO by [***] (the “IPO scenario”); and

(ii) the Company remaining privately held, with the Company being sold in a private M&A transaction by [***] (the “Stay Private scenario”).

At the time of the September 2020 valuation, the third-party valuation specialist utilized a hybrid approach based on several factors:

•	Capital markets activity began to improve during June and July of 2020,

•	Two peer companies launched successful IPOs, and

•	The Board of Directors authorized the Company to re-launch efforts to raise capital with new third-party investors.

The above factors resulted in a late September 2020 decision by the Board of Directors to explore a potential IPO. Additional facts and events are as follows:

•	A potential IPO was discussed at the September 22, 2020 meeting of the Board of Directors, and the advice presented resulted in a decision to move forward,

•	Attorneys were engaged in late September 2020 to begin the IPO process,

•	Kick-off calls with investment bankers were held during the week of October 5, 2020,

•	The Company selected investment bankers in mid-October 2020,

•	The organizational meeting for the IPO was held on October 30, 2020, and

•	The S-1 drafting process began in early November 2020.

The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at [***]% and the Stay Private scenario at [***]%, due to the start of the Company’s IPO readiness efforts. The Company believes that the potential future events used in the September 2020 Valuation and the probability weighting of each future event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was based primarily on input from the Board of Directors and management.

To derive its equity value in the IPO scenario, the Company relied upon an analysis of similarly situated comparable companies, primarily in the technology industry, at the time of their IPOs. The IPO scenario estimated an equity value of $[***] billion and a value per share of $[***] per common share, which incorporated a DLOM of [***]%. Using a [***]% weighting, the IPO scenario contributed $[***] per common share to the total valuation conclusion. For the Stay Private scenario, the Company estimated an equity value by applying the income, market and cost approaches. The OPM was used to allocate the equity value to the Company’s capital stock. The Stay Private scenario in the PWERM assumed an exit date of [***], with the exit being

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1005

March 22, 2021

accomplished through a private M&A transaction. The indicated fair value per common share was $[***] and included a DLOM of [***]%. Using a [***]% weighting, the Stay Private scenario contributed $[***] per common share to the total valuation conclusion. The resulting fair value of $[***] per share for the common stock was the sum of the weighted per share fair values in the IPO scenario and the Stay Private scenario, implying a $[***] value for the Company’s equity.

On August 5, 2020, the Company sold 3,491,071 shares of Series E preferred stock under the 2020 Series E Preferred Stock Purchase Agreement resulting in proceeds of approximately $29.7 million. On September 24, 2020, the Company closed a round of financing from outside investors, selling 8,750,000 shares of Series F preferred stock at a purchase price of $16.00 per share for proceeds of $140 million based on a $[***] value for the Company’s equity. Concurrent with the sale of Series F preferred stock, the funding of the final December 2020 tranche under the 2020 Series E Preferred Stock Purchase Agreement was accelerated, and on September 24, 2020, the Company sold 2,764,708 shares of Series E preferred stock resulting in proceeds of approximately $23.5 million. The September 2020 Valuation considered the implied value from this financing in reaching a conclusion of fair value for the Company’s common stock. In the third-party analysis, the Series F Preferred Stock is valued at $[***] per share, based on the Series F preferred stock purchase price of $16.00 per share.

At the time of each of the October 5, 2020 and October 22, 2020 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants (implying the same $[***] value for the Company’s equity) and granted stock options as of each of those dates with an exercise price of $[***] per share.

The primary factor contributing to a lower value of the Company’s equity for the October 5, 2020 and October 22, 2020 valuation periods is weighting the IPO scenario [***]% and combining it with a [***]% weighting of the Stay Private scenario. As previously discussed, the Company weighted the probability of the IPO scenario at [***]% and the Stay Private scenario at [***]%, due to the start of the Company’s IPO readiness effort. However, disregarding this factor and utilizing the Company’s equity value established through the Series F preferred stock purchase of $[***] would result in incremental fair value of $[***] million for the October 5, 2020 and October 22, 2020 options grants. In addition, the increase in fair value would have resulted in incremental stock-based compensation of $[***] million for the 12 months ended December 31, 2020.

Fair Value Determination (December 31, 2020 through February 24, 2021)

The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 84 and 85 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 31, 2020 (the “December 2020 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated two potential future events:

(i) an IPO by [***]; and

(ii) the Company remaining privately held, with the Company being sold in a private M&A transaction by [***].

The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at [***]% and the Stay Private scenario at [***]%, due to the Company’s continued IPO readiness efforts, specifically including the initial confidential submission of the Form S-1 on December 14, 2020. The Company believes that the potential future events used in the December 2020 Valuation and the probability weighting of each future event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was based primarily on input from the Board of Directors and management.

To derive its equity value in the IPO scenario, the Company relied upon an analysis of similarly situated comparable companies, primarily in the technology industry, at the time of their IPOs. The IPO scenario estimated an equity value of $[***] billion and a value per share of $[***] per common share, which incorporated a DLOM of [***]%. Using an [***]% weighting, the IPO scenario contributed $[***] per common share to the total valuation conclusion. For the Stay Private scenario, the Company estimated an equity value by applying the income, market and cost approaches. The OPM was used to allocate the equity value to the Company’s capital stock. The Stay Private scenario in the PWERM assumed an exit date of [***], with the exit being accomplished through a private M&A transaction. The indicated fair value per common share was $[***] and included a DLOM of [***]%. Using a [***]% weighting, the Stay Private scenario contributed $[***] per common share to the total valuation conclusion. The resulting fair value of $[***] per share for the common stock was the sum of the weighted per share fair values in the IPO scenario and the Stay Private scenario, implying a $[***] value for the Company’s equity.

At the time of each of the February 5, 2021 and February 10, 2021 stock option grants, the Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants and granted stock options as of each of those dates with an exercise price of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1006

March 22, 2021

Fair Value Determination (February 25, 2021 through the current date)

The Company obtained an independent third-party valuation of the Company’s common stock as of February 25, 2021, and, based on its consideration of this valuation and the objective and subjective factors described on pages 84 and 85 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of February 25, 2021 (the “February 2021 Valuation”).

The independent third-party valuation utilized a hybrid of the OPM and PWERM to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated two potential future events:

(i) an IPO by [***]; and

(ii) the Company remaining privately held, with the Company being sold in a private M&A transaction by [***].

The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at [***]% and the Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors. The Company believes that the potential future events used in the February 2021 Valuation and the probability weighting of each future event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was based primarily on input from the Board of Directors and management.

To derive its equity value in the IPO scenario, the Company relied upon an analysis of similarly situated comparable companies, primarily in the technology industry, at the time of their IPOs. The IPO scenario estimated an equity value of $[***] billion and a value per share of $[***] per common share, which incorporated a DLOM of [***]%. Using a [***]% weighting, the IPO scenario contributed $[***] per common share to the total valuation conclusion. For the Stay Private scenario, the Company estimated an equity value by applying the income, market and cost approaches. The OPM was used to allocate the equity value to the Company’s capital stock. The Stay Private scenario in the PWERM assumed an exit date of [***], with the exit being accomplished through a private M&A transaction. The indicated fair value per common share was $[***] and included a DLOM of [***]%. Using a [***]% weighting, the Stay Private scenario contributed $[***] per common share to the total valuation conclusion. The resulting fair value of $[***] per share for the common stock was the sum of the weighted per share fair values in the IPO scenario and the Stay Private scenario, implying a $[***] value for the Company’s equity.

The Company granted stock options on February 25, 2021. Given that the Board of Directors determined the fair value of the Company’s common stock to be $[***] per share as of the date of such grants, stock options granted as of the same date were granted with an exercise price of $[***] per share.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $16.00 per share.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of market penetration; (b) a comparison of comparable company valuations and valuation increases at the time of their respective IPOs; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters” meetings; (e) the closing of the Company’s Series F Preferred Stock financing on September 24, 2020 at $16.00 per share; and (f) current market conditions. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1007

March 22, 2021

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an M&A transaction. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors and the underwriters.

COMPARISON OF IPO PRICE RANGE AND HISTORICAL GRANT DATE FAIR VALUE PER SHARE

For the stock option awards since January 1, 2020, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. The increases were primarily due to the Board of Directors’ consideration of the objective and subjective factors described on pages 84 and 85 of the Registration Statement, market conditions and changes in the estimated equity value of the Company at the time of IPO and the probability and timing of an IPO. The fair market value determinations also reflect the uncertainty and volatility resulting from the ongoing COVID-19 pandemic.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide. The application of the PWERM valuation methodology accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary IPO Price Range. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the Stay Private scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from the Stay Private scenario nor discounted for a lack of marketability.

CONCLUSION

In light of the comparison of the projected equity values in the IPO scenarios, in particular the Company’s most recent valuation in February 2021, to the Company’s equity value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1008

March 22, 2021

cc:	Michael Hansen, Alkami Technology, Inc.

W. Bryan Hill, Alkami Technology, Inc.

Douglas A. Linebarger, Alkami Technology, Inc.

Joel H. Trotter, Latham & Watkins LLP

Kathleen Wells, Latham & Watkins LLP

Alan Denenberg, Davis Polk & Wardell LLP

Stephen Salmon, Davis Polk & Wardell LLP

Gabe Stagner, Ernst & Young LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ALKAMI TECHNOLOGY, INC.

ALKT-1009